UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 10, 2009	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

FOR IMMEDIATE RELEASE

VIMPELCOM’S SHAREHOLDERS RE-ELECT BOARD

Moscow and New York (June 10, 2009) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), announced that at its Annual General Shareholders Meeting (AGSM) held today in Moscow shareholders approved all agenda items and elected a new Board of Directors. Holders of approximately 80.99% of the Company’s shares were represented at the AGSM. The composition of the Board of Directors did not change. For more information about the Company’s Board of Directors, please see VimpelCom’s web site, www.vimpelcom.com, in the “People/Directors” section. Alexey Reznikovich was re-elected as the Chairman of the Board of Directors at a Board meeting held following the AGSM.

VimpelCom will submit a copy of the voting results of the AGSM under separate cover of Form 6-K to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the voting results of the AGSM will be available for review on VimpelCom’s web site, www.vimpelcom.com, in the “General Shareholders Meeting” section.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com